Excelsior Venture Partners III, LLC
N-SAR Item 77C


A special meeting of members of the Registrant was held on December 10, 2007 at the offices of the Registrant, 225
High Ridge Road, Stamford, Connecticut 06905. The meeting was held for the following purposes: (1) to consider and vote upon a proposal to authorize the Board of Managers to withdraw the Registrant's election to be treated as business development company (the "BDC Election") pursuant to Section 54(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), and to continue the Registrant's operations as a registered closed-end management investment company ("Proposal 1") and (2) to approve an amendment to the Registrant's Limited Liability Company Operating
Agreement in order to eliminate the incentive carried interest payment and to make such other changes as the officers of the Registrant, upon consultation with counsel, deem necessary to reflect the withdrawal of the BDC
Election, provided that the withdrawal of the Registrant's
BDC Election is approved by the Members of the Registrant
("Proposal 2").

The results of the proxy solicitation on the above matters were as follows:

Proposal 1: Approval of Withdrawal BDC Election

     For               Against          Abstain

     220,405          2,461               3,043

Proposal 2: To Approve the Amendment

     For               Against          Abstain

     220,405          2,461               3,043